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                                                                 EXHIBIT 28.1

                                   CHATTEM, INC.
                                   May 30, 1995

                              FOR IMMEDIATE RELEASE

CHATTANOOGA, TENNESSEE, MAY 30, 1995....Chattem, Inc. (NASDAQ: CHTT)
announced today that it has completed the previously announced sale of its Specialty Chemicals division to Elcat, Inc., a privately held company based in Warren, New Jersey.

Terms of the agreement call for Elcat to pay Chattem $25 million for the Chemicals unit, consisting of $20 million in cash and $5 million of 13.125% convertible preferred stock. The cash proceeds will be used to reduce indebtedness.

Elcat will maintain the operations of the acquired business in Chattanooga and operate under the name Chattem Chemicals, Inc.

In commenting on today's announcement, Chattem Chairman and President Zan Guerry said: "The sale of Chattem Chemicals enables us to focus on our expanding consumer products business. The convertible preferred stock transaction gives Chattem a substantial equity position in a growing company with a unique technology and a global presence through its wholly owned subsidiary, Electrocatalytic, Inc. The combination of earnings from the preferred stock and lower interest expense associated with the repayment of debt should offset to a large degree the loss of income from the Specialty Chemicals division."

Chattem, Inc. is a manufacturer of nationally branded health and beauty aids. Electrocatalytic, Inc. provides electrochemical process technology and custom designed systems throughout the world.

Company Contacts: Joey B. Hogan, Director of Investor Relations
                                or
                  Robert E. Bosworth, Executive Vice President
                    & Chief Financial Officer
                  Chattem, Inc.
                  (615) 821-4571



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